UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

ANNUAL CORPORATE EVENTS CALENDAR – 2019
Company Name	CPFL ENERGIA S.A.
Headquarters address	Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte – Parque São Quirino CEP: 13088-140 – Campinas – SP
Website	www.cpfl.com.br/ir
Investor Relations Officer	Name: YueHui Pan E-mail: panyuehui@cpfl.com.br Telephone(s): 55-19-3756-6211
Responsible for the Investor Relations Area	Name: Sergio Luis Felice E-mail: slfelice@cpfl.com.br Telephone(s): 55-19-3756-8018
Newspapers in which corporate facts are published	Diário Oficial do Estado de São Paulo – DOESP Valor Econômico

A – Mandatory Scheduling

Annual Financial Statements and Consolidated Financial Statements for the fiscal year ended December 31, 2018
EVENT	DATE
Disclosure via IPE	03/28/2019

Standardized Financial Statements for the fiscal year ended December 31, 2018
EVENT	DATE
Disclosure via ENET	03/28/2019

Quarterly Information
EVENT – Disclosure via ENET	DATE
For the 1st quarter of 2019	05/14/2019
For the 2nd quarter of 2019	08/13/2019
For the 3rd quarter of 2019	11/12/2018

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Ordinary General Meeting
EVENT	DATE
Ordinary General Meeting	04/30/2019

Reference Form for the current fiscal year
EVENT	DATE
Disclosure via ENET	05/24/2019

B – Optional Scheduling

Public presentation of results
EVENT - Realization of a public presentation, through a conference call, on the financial statements and quarterly information	DATE
Public presentation regarding the financial statements (2018)	03/29/2019
Public presentation regarding the quarterly information (1st quarter of 2019)	05/15/2019
Public presentation regarding the quarterly information (2nd quarter of 2019)	08/14/2019
Public presentation regarding the quarterly information (3rd quarter of 2019)	11/13/2019

Ordinary General Meeting
EVENT	DATE
Delivery of the management proposal via IPE	03/29/2019
Delivery of the Call Notice via IPE	03/29/2019
Delivery of the summary of the main resolutions or the minutes of the Meeting via IPE	04/30/2019

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 8, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.